UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended: June 30, 2020

Sagoon, Inc.
(Exact name of issuer as specified in its charter)

Delaware	20-5886599
State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

1980 Teasel Ct.
Woodbridge, VA 22192
(Full mailing address of principal executive offices)

703-762-6560
(Issuer’s telephone number, including area code)

THIS SEMI-ANNUAL REPORT MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY’S MANAGEMENT. WHEN USED IN THIS REPORT, THE WORDS “ESTIMATE,” “PROJECT,” “BELIEVE,” “ANTICIPATE,” “INTEND,” “EXPECT” AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT’S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY’S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE.

Item 1.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes included in this semi-annual report. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements.

General Information

Sagoon, Inc. (the “company” or “Sagoon”) was incorporated in the State of Delaware. on December 29, 2006. The company’s first website was released for public use on November 2015. The company is one of the newest social media platforms on the market and enables users to connect and earn money pursuant to a revenue sharing model.

The consolidated financial statements included in this filing as of June 30, 2020 and for the six months ended June 30, 2020 and 2019 are unaudited, and may not include year-end adjustments necessary to make those consolidated financial statements comparable to audited results, although in the opinion of management all adjustments necessary to make interim consolidated statements of operations not misleading have been included.

Operating Results

The company has never realized net profits and has been operating at a net loss since inception. The primary product allows users to share knowledge-based contents and socialize the gifts to family and friends.

The company’s net revenues for the six months ended June 30, 2020 (“Interim 2020”) was $0, compared to $0 for the six months ended June 30, 2019, (“Interim 2019”). The company anticipates that it will eventually generate revenue through advertising and commissions from selling gift cards and coupons.

For Interim 2020, operating expenses were $406,441 compared with $487,624 for Interim 2019, a 17% decrease. The company attributes this decrease primarily to decreased spending on sales and marketing and research and development, which decreased from $121,437 to $87,892 and from $140,647 to $121,879, respectively, over those time periods.

As of June 30, 2020, the company had 17 full-time and part-time employees representing approximately $40,000 in monthly operating expenses.

As a result of the foregoing factors, the company’s net loss for Interim 2020 was $466,306, compared to $533,657 for Interim 2019, a decrease of 13%. The decrease was primarily to decreased spending on sales and marketing and research and development due to the lack of capital as well as the initial development of the company's product being substantially complete.

Although the company is not currently profitable, it believes it may reach profitability within three years based on projections. The company’s plan of operations over the next twelve months consists of the following:

Product Development and Support

•	Continue development and rollout of features on mobile apps and desktop services applications.

•	Launch the “Chatting” feature.

Product Infrastructure and Proprietary Technology

•	Scale the platform to support millions of users engaging with each other and engagement.

•	Develop a robust and a scalable mobile application infrastructure to support multiple vendors’ mobile devices.

Business Development, Marketing and Office Expansion

•	Develop partnership with retail vendors and sell channels to implement “Social Smart Card” in India and Nepal.

•	Run events for product launch, branding and tradeshow.

The company believes that it requires approximately $2 million to conduct planned operations for the next 12 months. The company believes that the resources it currently has on hand would permit planned operations for four months. The company anticipates that it may attempt to raise additional capital through the sale of additional securities in additional offerings, or through other methods of obtaining financing such as through loans or other debt. The company cannot assure that it will have sufficient capital to finance its growth and business operations in the future or that such capital will be available on terms that are favorable to it or at all. The company is currently incurring operating deficits that are expected to continue for the foreseeable future.

In March 2020, the World Health Organization declared the outbreak of a novel coronavirus (COVID-19) as a pandemic, which continues to spread throughout the United States. While the disruption is currently expected to be temporary, there is uncertainty around the duration. Below is a discussion regarding certain circumstances related to COVID-19 affecting the company:

Ongoing Fundraising: The company is dependent on fundraising activities through Rule 506(c) of Regulation D, and Regulation A to support operations until the company is able to generate revenues through advertising and commissions from the sale of gift cards and coupons. As a result of the economic disruption caused by COVID-19, the company has experienced a decline in investment interest, which may impact the company’s ability to continue operations.

Product Release Delay: Daily operation, product development and product release has slowed greatly due to the stay-at-home orders issued in Virginia and India. The company expects that this may result in delays regarding product development and product release dates.

Anticipated Operational Changes: The company is exploring all available avenues to reduce operating costs other than laying off employees. Areas the company intends to reduce expenses for the foreseeable future include office space leases and marketing.

Liquidity and Capital Resources

As of June 30, 2020, the company had $302,280 of cash and cash equivalents. The company believes that it will be able to conduct operations for a minimum of four months with its current cash on hand without regard to additional proceeds we expect to receive from the Regulation A offering.

During the six months ended June 30, 2020, the company sold 11,887 shares of Class C Common Stock for gross cash proceeds of $273,413 and offering costs paid of $13,450 to various individuals under private placements and our Reg A offering.

As of June 30, 2020, Sagoon had $1,527,336 in total liabilities. This includes a related party note payable to its Chief Executive Officer and various shareholders in the amount of $236,797.

Further, due to the impact of COVID-19 on the company, the company applied for and received $125,000 in payroll protection program loans (“PPP”). These loans provide for certain funding based on previous employment which in part may be forgivable under certain conditions. The remaining portion needs to be repaid over 2 years with a 6-month moratorium on payments and carry a 1% annual interest rate. These loans require no collateral nor personal guarantees.

Trend Information

Sagoon’s target market encompasses the world’s 1.1 billion social media users in the United States and South Asia. Sagoon has a strong media reputation in South Asia. In addition, it has more than 147,000 Facebook followers globally.

The company currently has no sales and limited marketing and/or distribution capabilities. The company has limited experience in developing, training or managing a sales force and will incur substantial additional expenses if it decides to market any of its current and future products. Developing a marketing and sales force is also time consuming and could delay launch of our future products. In addition, the company will compete with many companies that currently have extensive and well-funded marketing and sales operations. Sagoon’s marketing and sales efforts may be unable to compete successfully against these companies. In addition, the company has limited capital to devote sales and marketing.

The company's industry is characterized by rapid changes in technology and customer demands. As a result, the company's products may quickly become obsolete and unmarketable. The company's future success will depend on its ability to adapt to technological advances, anticipate customer demands, develop new products and enhance its current products on a timely and cost-effective basis.

Item 2.

OTHER INFORMATION

Management of the company has assessed the requirements of the Form 1-U and determined that no other information is required to be included in this semi-annual report that would have been included in the Form 1-U.

Item 3. Financial Statements

SAGOON, INC. AND SUBSIDIARIES

SAGOON, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(unaudited)

	June 30, 2020	December 31, 2019
Assets
Current assets:
Cash	$302,280	$110,493
Total current assets	302,280	110,493

Property and equipment, net	2,783	7,023
Other assets	4,520	4,520
Total assets	$309,583	$122,036

Liabilities and Stockholders' Deficit
Current liabilities:
Accounts payable	$251,291	$274,775
Accrued liabilities	266,559	200,263
Notes payable, net discount of $12,700 and $0, respectively	267,689	196,963
Related party notes payable	256,797	256,797
Convertible debt	210,000	210,000
Total current liabilities	1,252,336	1,138,798

Notes payable, net of current portion	275,000	-
Total liabilities	1,527,336	1,138,798

Commitments and contingencies

Stockholders' Deficit:
Common Stock:
Class A Common Stock; par value $0.0001; 2,361,000 shares authorized, issued and outstanding at June 30, 2020 and December 31, 2019	236	236
Class B Common stock; par value $0.0001; 1,639,000 shares authorized, 989,800 issued and outstanding at June 30, 2020 and December 31, 2019	100	100
Class C Common Stock; par value $0.0001; 1,000,000 shares authorized, 369,343 and 357,456 issued and outstanding at June 30, 2020 and December 31, 2019, respectively	36	35
Additional paid-in capital	8,573,119	8,305,685
Subsriptions receivable	-	-
Accumulated deficit	(9,733,545)	(9,267,239)
Accumulated other comprehensive loss	(57,699)	(55,579)
Total stockholders' deficit	(1,217,753)	(1,016,762)
Total liabilities and stockholders' deficit	$309,583	$122,036

See accompanying notes to the consolidated financial statements.

SAGOON, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(unaudited)

	For the Six Months Ended June 30, 2020	For the Six Months Ended June 30, 2019
Revenues	$-	$-

Cost of revenues	-	-

Gross profit	-	-

Operating expenses:
General and administrative	196,670	225,540
Sales and marketing	87,892	121,437
Research and development	121,879	140,647
Total operating expenses	406,441	487,624

Operating loss	(406,441)	(487,624)

Other expenses:
Interest expense	(59,865)	(46,033)
Total other expenses	(59,865)	(46,033)

Loss before provision for income taxes	(466,306)	(533,657)

Provision for income taxes	-	-

Net loss	(466,306)	(533,657)

Foreign currency translation gain (loss)	(2,120)	(11,192)

Other comprehensive loss	$(468,426)	$(544,849)

Basic and diluted net loss per common share	$(0.13)	$(0.14)
Weighted average shares outstanding - basic and diluted	3,714,303	3,710,076

See accompanying notes to the consolidated financial statements.

SAGOON, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' DEFICIT

(unaudited)

	Class A Common Stock		Class B Common Stock		Class C Common Stock		Additional	Subscriptions	Accumulated	Other Comprehensive	Total Stockholders'
	Number of Shares	Amount	Number of Shares	Amount	Number of Shares	Amount	Paid-in Capital	Receivable	Deficit	Loss	Deficit
December 31, 2018	2,361,000	$236	989,800	$100	344,411	$34	$8,038,887	$(174,899)	$(8,528,858)	$(42,983)	$(707,483)
Class C common stock issued for cash	-	-	-	-	13,045	1	300,064	-	-	-	300,065
Collection of subscription receivable	-	-	-	-	-	-	-	174,899	-	-	174,899
Offering costs	-	-	-	-	-	-	(48,271)	-	-	-	(48,271)
Imputed interest on related party notes	-	-	-	-	-	-	15,005	-	-	-	15,005
Net loss	-	-	-	-	-	-	-	-	(738,381)	(12,596)	(750,977)
December 31, 2019	2,361,000	236	989,800	100	357,456	35	8,305,685	-	(9,267,239)	(55,579)	(1,016,762)

Class C common stock issued for cash	-	-	-	-	11,887	1	273,412	-	-	-	273,413
Offering costs	-	-	-	-	-	-	(13,450)	-	-	-	(13,450)
Imputed interest on related party notes	-	-	-	-	-	-	7,472	-	-	-	7,472
Net loss	-	-	-	-	-	-	-	-	(466,306)	(2,120)	(468,426)
June 30, 2020	2,361,000	$236	989,800	$100	369,343	$36	$8,573,119	$-	$(9,733,545)	$(57,699)	$(1,217,753)

See accompanying notes to consolidated financial statements.

SAGOON, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited)

	For the Six Months Ended June 30, 2020	For the Six Months Ended June 30, 2019
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(466,306)	$(533,657)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	4,038	4,417
Imputed interest on notes payable	7,472	7,532
Amortization of debt discount	6,300	12,482
Changes in operating assets and liabilities:
Accounts payable	(23,283)	138,292
Accrued liabilities	66,296	(22,490)
Net cash used in operating activities	(405,483)	(393,424)

CASH FLOWS FROM INVESTING ACTIVITIES:
Net cash used in investing activities	-	-

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from sale of common stock	273,413	349,899
Offering costs paid	(13,450)	(33,271)
Proceeds from notes payable	309,900	13,000
Repayment of notes payable	(20,473)	-
Repayment of related party notes payable	-	(33,000)
Net cash provided by financing activities	549,390	296,628

Cash effects of foreign currency	(2,120)	(11,192)

Increase (decrease) in cash and cash equivalents	141,787	(107,988)
Cash and cash equivalents, beginning of year	110,493	225,012
Cash and cash equivalents, end of year	$252,280	$117,024

Supplemental disclosures of cash flow information:
Cash paid for interest	$13,385	$-
Cash paid for income taxes	$-	$-

See accompanying notes to the consolidated financial statements.

SAGOON, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

NOTE 1 - ORGANIZATION AND OPERATIONS

Sagoon, Inc. (the “Company”) was incorporated in the State of Delaware on December 29, 2006 (“Inception”). Company’s first website was released for public use on November 2015

The Company is a social media platform, and enables users to make connections, while also, thanks to a revenue sharing model with users, earning money for all the time spent on social media.

In December 2019, a novel strain of coronavirus surfaced. The spread of COVID-19 around the world in 2020 has caused significant volatility in U.S. and international markets. There is significant uncertainty around the breadth and duration of business disruptions related to COVID-19, as well as its impact on the U.S. and international economies. As of the issuance date of this filing, the Company’s operations as have not been materially impacted. However, but may be affected in the future, by the recent and ongoing. The ultimate disruption which may be caused by the outbreak is uncertain; however, it may result in a material adverse impact on the Company’s financial position, operations and cash flows. Possible areas that may be affected include, but are not limited to, disruption to the Company’s labor workforce, unavailability of products and supplies used in operations, and the decline in value of assets held by the Company.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying unaudited consolidated financial statements of Sagoon, Inc. have been prepared in accordance with Accounting Principles Generally Accepted in the United States of America ("GAAP") for interim consolidated financial information and in accordance with Rule 8-03 of Regulation S-X per Regulation A requirements. Certain information and disclosures normally included in the annual consolidated financial statements prepared in accordance with GAAP have been condensed or omitted pursuant to such rules and regulations. In the opinion of management, all adjustments, consisting of normal recurring adjustments considered necessary for a fair presentation, have been included. These interim consolidated financial statements should be read in conjunction with the audited annual consolidated financial statements of the Company as of and for the years ended December 31, 2019 and 2018. The results of operations for the six months ended June 30, 2020 and 2019 are not necessarily indicative of the results that may be expected for the full year.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary Sagoon India Private Limited, an entity formed on January 12, 2015 under the laws of the nation of India. In addition, the consolidated financial statements include the accounts of another wholly owned subsidiary Sagoon Nepal Private Limited, an entity formed in July 2016. All significant intercompany transactions have been eliminated in the consolidation.

Going Concern

The accompanying consolidated financial statements have been prepared in conformity with generally accepted accounting principles in the United States of America, which contemplate continuation of the Company as a going concern. The Company, however, as of June 30, 2020 has incurred cumulative net losses of approximately $9.7 million since inception and has a working capital deficit of approximately $950,000. The Company currently has limited liquidity and has yet to generate revenues from operations. These factors cause substantial doubt about the Company's ability to continue as a going concern. If the Company is unable to obtain adequate capital, it could be forced to cease operations.

SAGOON, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

These factors cause substantial doubt about the Company's ability to continue as a going concern. If the Company is unable to obtain adequate capital, it could be forced to cease operations.

Management anticipates that the Company will be dependent, for the foreseeable future, on additional investment capital to fund operating expenses. The Company intends to position itself so that it may be able to raise additional funds through the capital markets. In light of management’s efforts, there are no assurances that the Company will be successful in this or any of its endeavors or become financially viable and continue as a going concern.

The ability of the Company to continue as a going concern is dependent upon its ability to successfully accomplish the plans described in the preceding paragraph and eventually secure other sources of financing and attain profitable operations. The accompanying consolidated financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

Risks and Uncertainties

The Company has a limited operating history and has not generated revenues from our planned principal operations.

The Company's business and operations are sensitive to general business and economic conditions in the U.S. and worldwide. These conditions include short-term and long-term interest rates, inflation, fluctuations in debt and equity capital markets and the general condition of the U.S. and world economy. A host of factors beyond the Company's control could cause fluctuations in these conditions, including the political environment and acts or threats of war or terrorism. Adverse developments in these general business and economic conditions, including recession, downturn or otherwise, could have a material adverse effect on the Company's consolidated financial condition and the results of its consolidated operations.

The Company currently has no sales and limited marketing and/or distribution capabilities. The Company has limited experience in developing, training or managing a sales force and will incur substantial additional expenses if we decide to market any of our current and future products. Developing a marketing and sales force is also time consuming and could delay launch of our future products. In addition, the Company will compete with many companies that currently have extensive and well-funded marketing and sales operations. Our marketing and sales efforts may be unable to compete successfully against these companies. In addition, the Company has limited capital to devote to sales and marketing.

The Company's industry is characterized by rapid changes in technology and customer demands. As a result, the Company's products may quickly become obsolete and unmarketable. The Company's future success will depend on its ability to adapt to technological advances, anticipate customer demands, develop new products and enhance our current products on a timely and cost-effective basis. Further, the Company's products must remain competitive with those of other companies with substantially greater resources. The Company may experience technical or other difficulties that could delay or prevent the development, introduction or marketing of new products or enhanced versions of existing products. Also, the Company may not be able to adapt new or enhanced products to emerging industry standards, and the Company's new products may not be favorably received. Nor may we have the capital resources to further the development of existing and/or new ones.

SAGOON, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates.

Basic (Loss) per Common Share

Basic (loss) per share is calculated by dividing the Company’s net loss applicable to common shareholders by the weighted average number of common shares during the period. Diluted earnings per share is calculated by dividing the Company’s net loss available to common shareholders by the diluted weighted average number of shares outstanding during the year. The diluted weighted average number of shares outstanding is the basic weighted number of shares adjusted for any potentially dilutive debt or equity. The Company's common stock equivalents as of June 30, 2020 and 2019 related to convertible notes payable, for which the effects would be anti-dilutive. Therefore, basic loss per common share equals diluted loss per common share for the six months ended June 30, 2020 and 2019.

Foreign Currency

The consolidated financial statements are presented in United States Dollars, (“USD”), the reporting currency and the functional currency of our U.S. operations. The functional currency for the Company's subsidiary is their local currency in accordance with ASC 830 Foreign Currency Matters, foreign denominated monetary assets and liabilities are translated to their USD equivalents using foreign exchange rates which prevailed at the balance sheet date. Non-monetary assets and liabilities are translated at exchange rates prevailing at the transaction date. Revenue and expenses were translated at the prevailing rate of exchange at the date of the transaction. Related translation adjustments are reported as a separate component of stockholder’s deficit, whereas gains or losses resulting from foreign currency transactions are included in results of operations. The effect of foreign currency translation gain (loss) has been reflected during the six months ended June 30, 2020 and 2019.

Recently Issued Accounting Guidance

The Financial Accounting Standards Board issues Accounting Standard Updates (“ASUs” or “ASU”) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. The Company believes those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to the Company or (iv) are not expected to have a significant impact on the Company.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 840), to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. The amendments in this standard are effective for fiscal years beginning January 1, 2022, including interim periods within those fiscal years, for a public entity. Early adoption of the amendments in this standard is permitted for all entities and the Company must recognize and measure leases at the beginning of the earliest period presented using a modified retrospective approach. The Company is currently in the process of evaluating the effect this guidance will have on its consolidated financial statements and related disclosures, however, the Company does not expect the impact to be material.

SAGOON, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

NOTE 3 - PROPERTY AND EQUIPMENT

Property and equipment at June 30, 2020 and December 31, 2019 consisted of the following:

	June 30, 2020	December 31, 2019
Computers and software	$35,477	$35,936
Furniture	5,000	5,000
Less: Accumulated depreciation	(37,694)	(33,913)
Property and equipment, net	$2,783	$7,023

Depreciation expense for the six months ended June 30, 2020 and 2019 was $4,038 and $4,417, respectively.

NOTE 4 - NOTES PAYABLE

Notes Payable

From December 2014 to September 2015, a third party paid $66,949 in payroll related expenditures on behalf of the Company. Under the terms of the verbal agreement, the amounts payable to the third party incur interest at a rate of 24% per annum with the principal and interest compounding on a monthly basis. As of June 30, 2020, the Company owed principal and accrued interest of $66,949 and $88,470, respectively. As of December 31, 2019, the Company owed principal and accrued interest of $66,949 and $80,436, respectively. The Company has agreed to various repayment scenarios, however, none have been complied with. Thus, the amounts are considered due on demand. Interest expense was $8,034 and $8,034 for the six months ended June 30, 2020 and 2019, respectively.

During the six months ended June 30, 2020, the Company borrowed a total of $94,000, for which proceeds of $75,000 were received from a third party. The note incur interest at 7.5% per annum to 8% per annum and matures in March 2021. The Company is amortizing the discount over the term of the note for which $6,300 was amortized to interest expense during the six months ended June 30, 2020.

The Company received $125,000 in payroll protection program loans (“PPP”).  These loans provide for certain funding based on previous employment which in part may be forgivable under certain conditions. The remaining portion needs to be repaid over 2 years with a 6-month moratorium on payments and carry a 1% annual interest rate. These loans require no collateral nor personal guarantees. The Company has reflected the amount due under this arrangement as long-term due to the expectation that the amounts will be forgiven.

In June 2020, the Company received a $150,000 economic injury disaster loan (“EIDL”). The loan accrues interest at a rate of 3.75% annually and is collateralized by all personal property and intangible assets of the Company. The loan has a 12-month moratorium on payments, after which monthly principal and interest payments of $731 will be made through the maturity date of June 2050.

Convertible Notes Payable

To date, the Company received total proceeds of $210,000 related to issuances of convertible notes payable to six holders. The proceeds were used for operations. The convertible notes payable incur interest at 15.0% per annum, due three years from the date of the initial issuance (dates ranging from August to October 2019) and convertible at $2.80 per share of Class C common stock. On the date of issuance, the Company was actively selling shares of its Class C common stock at $3.75 per share. Thus, the Company determined there was a beneficial conversion feature on the date of the issuance. The Company recorded a discount of $71,250 related to the beneficial conversion feature. In addition, the Company paid $5,000 in transaction costs in connection with the convertible notes payable. The discount is being amortizing using the straight-line method over the term of the convertible notes payable. During the six months ended June 30, 2020 and 2019, the Company amortized $0 and $12,482, respectively, of the discount to interest expense. As of June 30, 20, no discount remained.

SAGOON, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

Related Party Notes Payable

Since inception the Company's Chief Executive Officer and various shareholders have funded operations through loans and personal loans received and the proceeds being remitted to the Company. For loans provided to the Company prior to December 31, 2015, most of these loans do not incur interest and are due upon demand. Loans issued in 2016 and subsequent have interest rates varying from 8-12% per annum and matured at various times in 2017 or are due on demand. Various notes are in default based on their maturity dates. As of June 30, 2020 and December 31, 2019, principal amounts due to the Chief Executive Officer and shareholders under these loans was $256,797 and $256,797, respectively. For the non-interest bearing loans, the Company imputed interest expense at 8.0%, the borrowing rate most likely available to them. During the six months ended June 30, 2020 and 2019, the Company recorded imputed interest expense related to these loans of $7,472 and $7,532, respectively. Interest expense for the six months ended June 30, 2020 and 2019 was $2,600 and $2,000, respectively, with $22,250 and $19,650 in accrued interest due as of June 30, 2020 and December 31, 2019, respectively.

NOTE 5 - STOCKHOLDERS' DEFICIT

Until June 2, 2016, the Company was authorized to issue 4,000,000 shares of $0.0001 par value common stock. On June 3, 2016, the Company amended their articles of incorporation and increased the total amount of authorized shares to 5,000,000 for which three classes of common stock were designated. Class A common stock for which 2,361,000 shares are designated. The Class A common stock have voting rights on a one for one basis. Class B common stock for which 1,639,000 shares are designated. The Class B common stock have no voting rights. Class C common stock for which 1,000,000 shares are designated. The Class C common stock have voting rights equal to one tenth (1/10) of one vote per share.

During the six months ended June 30, 2020, the Company sold 11,887 shares of Class C common stock at a per share price of $23 for gross cash proceeds of $273,413 and offering costs of $13,450.

During the six months ended June 30, 2019, the Company sold 7,609 shares of Class C common stock at a per share price of $23 for gross cash proceeds of $175,000. The Company also collected $174,899 of subscriptions receivable, of which $33,271 of offering costs was treated as a reduction of gross proceeds.

Subsequent to June 30, 2020, the Company has issued approximately 3,778 shares of Class C common stock at a per share price of $23 for gross cash proceeds of $86,900.

SAGOON, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

Warrants

In November 2018, the Company entered into an agreement with advertising conglomerate located within Singapore. Under the terms of the agreement, the Company has committed to purchasing a minimum amount of advertising over a period of five years. The annual minimum commitment is $500,000 for which any remaining amount per a particular year is rolled over to the subsequent year. In addition, the Company granted warrants to purchase up to $3.5 million worth of the Company's Class C common stock for a period of five years. The exercise price of the warrants is currently $23 for which equates to 152,174 warrants. Upon exercise of the warrants by the investor, the Company is required to remit the proceeds back to the investor as a payment on the minimum advertising amounts. Thus, the transaction is in tandem to issuing warrants (shares of Class C common stock) for advertising. In addition, the Company had yet to engage or benefit from the advertising services. The Company expects to record the value of the warrants over the period to which the benefit will be received. Thus, the warrants will be valued at the point in which they are exercised and expensed over the expected advertising period.

In addition, the Company has an option to repurchase the Class C common stock at the higher of: (a) the pro rata value of the investors Class C common stock based upon the value of the Company in the most recent round of funding; (b) the aggregate amount of the investment plus a 15% return; and (c) the fair market value of the Company performed by an independent valuation.

Additionally, the Company will use its best efforts within the next five years to file an initial public offering. If unsuccessful, the investor has the right to demand repayment of the total amount of the investment.

During the year ended December 31, 2019, the investor exercised warrants to purchase 15,217 shares of Class C common stock at a price of $23 per share for which proceeds of $350,000 were received by the Company. The Company then remitted the proceeds back to the investor as a payment toward advertising services. As of June 30, 2020 and December 31, 2019, the related asset and liability of $350,000 have been netted for financial statement presentation purposes on the accompanying consolidated balance sheet and statement of cash flows.

NOTE 6 - COMMITMENTS AND CONTINGENCIES

Operating Lease

The Company leases other office space for its operations under leases in which have terms of one year or less. Rent expense for the six months ended June 30, 2020 and 2019 was $7,227 and $39,129, respectively.

During the six months ended June 30, 2020 and 2019, the Company paid $6,000 and $6,000, respectively, to its CEO for space utilized as the Company’s United States Headquarters.

Warrant

See Note 5 for discussion of the granting of a warrant and related commitment.

NOTE 7 - RELATED PARTY TRANSACTIONS

See Notes 4, 5 and 7 for discussion of transactions with related parties.

SAGOON, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

NOTE 8 - SUBSEQUENT EVENTS

See Notes 5 for discussion of subsequent events.

The Company has evaluated events subsequent to the date of these financial statements through the date of filing and has determined that no events, other than those disclosed above, have occurred that would materially affect the consolidated financial statements above.

Item 4. Exhibits

The documents listed in the Exhibit Index of this report are incorporated by reference or are filed with this report, in each case as indicated below.

2.1	Charter documents (Filed as an exhibit to the Sagoon Inc. Regulation A Preliminary Offering Statement on Form 1-A (Commission File No. 024-10635) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1639953/000114420417000076/v455995_ex2.htm )
2.2	Amended and Restated Bylaws (Filed as an exhibit to the Sagoon Inc. Regulation A Preliminary Offering Statement on Form 1-A (Commission File No. 024-10635) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1639953/000114420417032393/v468671_ex2.htm )
4.1	Form of Subscription Agreement for Ongoing Regulation A Offering (Filed as an exhibit to the Sagoon Inc. Regulation A Preliminary Offering Statement on Form 1-A (Commission File No. 024-11120) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1639953/000110465920008942/tm206270d2_ex4.htm.
6.1	Investment Agreement between Sagoon Inc. and Sagoon, LLC (Filed as an exhibit to the Sagoon Inc. Regulation A Preliminary Offering Statement on Form 1-A (Commission File No. 024-10635) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1639953/000114420417002868/v456646_ex6.htm)
6.2	Employment Agreement between Sagoon Inc. and Govinda Giri dated January 1, 2018 (Filed as an exhibit to the Sagoon Inc. Form 1-K (Commission File No. 24R-00084) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1639953/000114420418022172/tv491091_ex6-2.htm)
6.3	Lease agreement between Vatika Ltd., Vatika I.T. Parks Private Limited and Sagoon India Pvt. Ltd. dated January 5, 2017 (Filed as an exhibit to the Sagoon Inc. Form 1-K (Commission File No. 24R-00084) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1639953/000114420418022172/tv491091_ex6-3.htm)
6.4	HT Warrant Purchase Agreement dated November 28, 2018 between Sagoon Inc and HT Overseas PTE Ltd. (Filed as an exhibit to the Sagoon Inc. Form 1-K Commision File No. 24R-0084) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1639953/000114420419022496/tv520168_ex6-4.htm )
6.5	HT Warrant Agreement dated November 28, 2018 between Sagoon Inc and HT Overseas PTE Ltd. (Filed as an exhibit to the Sagoon Inc. Form 1-K Commision File No. 24R-0084) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1639953/000114420419022496/tv520168_ex6-5.htm)
6.6	Loan Agreement dated April 22, 2019 between Sagoon Inc and Chetnath Bhandari (Filed as an exhibit to the Sagoon Inc. Regulation A Preliminary Offering Statement on Form 1-A (Commission File No. 024-11120) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1639953/000110465920008942/tm206270d2_ex6-6.htm)
6.7	Loan Agreement dated September 9, 2019 between Sagoon Inc and Gunaraj Luitel (https://www.sec.gov/Archives/edgar/data/1639953/000110465920008942/tm206270d2_ex6-7.htm)

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on September 24, 2020.

Sagoon, Inc.

/s/ Govinda Giri

By Govinda Giri as Chief Executive Officer of Sagoon, Inc.
Date: September 24, 2020

Pursuant to the requirements of Regulation A, this report has been signed below by the following per- sons on behalf of the issuer and in the capacities and on the dates indicated.

By:	/s/ Govinda Giri
Govinda Giri
Chief Executive Officer, Chief Financial Officer, Chief Accounting Officer and Sole Director
September 24, 2020